EXHIBIT D

NOTICE OF WITHDRAWAL OF TENDER

     If you previously elected to accept Castle’s offer to exchange your options, but you would like to change your decision and withdraw your tender, you must sign this Notice of Withdrawal and return it to Castle on or before 5:00 P.M. Central Standard Time, March 22, 2002 unless the offer is extended. If you have questions, please contact Jerry Aufox at (847) 349-2516.

To A. M. Castle & Co.

     I previously received a copy of the Offer to Exchange (dated February 28, 2002) and the Letter of Transmittal. I signed the Letter of Transmittal and forwarded it to the Company in which I chose to accept Castle’s Offer to exchange my options. I now wish to withdrawal my tender. I understand that by signing this Notice of Withdrawal and delivering it to you, I will be withdrawing my previous acceptance of the offer. I readily understand all of the terms and conditions of the offer to exchange including the consequences of withdrawal. I understand that I can re-tender my options only by signing, completing and returning a new Letter of Transmittal.

     I understand that in order to withdraw, I must sign, date and deliver this Notice of Withdrawal via personal delivery, U.S. mail or facsimile at (847) 455-6930 to the attention of Jerry Aufox on or before 5:00 P.M. Central Standard Time, March 22, 2002 or, if A. M. Castle & Co. extends the deadline to exchange options, before the extended expiration of the offer.

     By withdrawing my tendered options, I understand that I will not receive any new options and I’ll keep my existing options (with the same exercise price, vesting schedule and term as before). These options will continue to be governed by the A. M. Castle & Co. 2000 Restrictive Stock and Stock Option Plan or A. M. Castle & Co.’s 1996 Restrictive Stock and Stock Option Plan as the case may be between Castle and myself.

     I am withdrawing the options set forth below:

Date of Grant	Number of Stock Options Granted	Exercise Price

     I do not accept the offer to exchange and withdraw my previously submitted Letter of Transmittal:

Signature

Date:	, 2002

Name:
(Please Print)